4Less Group, Inc.

106 W. Mayflower

Las Vegas, Nevada 89030

FILED AS CORRESPONDENCE ON EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C.

Attn: SEC Attorney K. Bagley

September 22, 2021

Re:	Request for Qualification – 4Less Group, Inc. (the “Company”) S-1 Registration Statement filed on September 17, 2021 (File Number 333-259622)

Dear Sir or Madam:

The Company respectfully requests that the above-referenced S-1 be declared effective by the Securities and Exchange Commission by 4:00 p.m., Monday, September 27, 2021.

Please contact our securities counsel, Frederick M. Lehrer, at (561) 706-7646 or flehrer@securitiesattorney1.com, should you have any questions regarding this request for qualification.

Thank you.

Sincerely yours,

/s/ Tim Armes

By: Tim Armes

Chief Executive Officer